Exhibit (a)(1)(C)

Offer to Purchase

All Outstanding Shares of Common Stock

of

TURNSTONE BIOLOGICS CORP.

A Delaware corporation

at

A Price per Share of $0.34, Plus One Non-Transferable Contractual Contingent Value Right (“CVR”) for Each Share, Which Represents the Right to Receive Potential Payments, in Cash, Contingent upon Receipt of Any CVR Proceeds, as Described in the CVR Agreement

Pursuant to the Offer to Purchase

Dated July 11, 2025

by

XOMA ROYALTY CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE AFTER 11:59 P.M.

EASTERN TIME ON August 7, 2025, UNLESS THE OFFER IS EXTENDED

OR EARLIER TERMINATED.

July 11, 2025

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by XOMA Royalty Corporation, a Nevada corporation (“Purchaser”), to act as Information Agent in connection with Purchaser’s offer to purchase all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Turnstone Biologics Corp., a Delaware corporation (“Turnstone”), for a price per Share of: (i) $0.34 in cash (the “Cash Amount”), payable subject to any applicable tax withholding and without interest; and (ii) one non-transferable contractual contingent value right ( “CVR”), all upon the terms and subject to the conditions described in the Offer to Purchase (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee. After careful consideration, Turnstone’s board of directors has unanimously: (i) determined that the Offer, the Agreement and Plan of Merger, dated as of June 26, 2025 (together with any amendments or supplements thereto, the “Merger Agreement”), among Turnstone, Purchaser and XRA 3 Corp., a Delaware corporation, and a wholly owned subsidiary of Purchaser, and the other transactions contemplated by the Merger Agreement and the CVR Agreement (collectively, the “Transactions”) are fair to, and in the best interests of, Turnstone and Turnstone’s stockholders, (ii) approved and declared advisable the Merger and the execution, delivery and performance by Turnstone of the Merger Agreement and the consummation of the Transactions, (iii) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and be consummated as soon as practicable following the time at which Purchaser first irrevocably accepts for purchase the Shares tendered in the Offer, and (iv) recommended that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

The Offer is not subject to any financing conditions. Certain conditions to the Offer are described in Section 9 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase;

2. The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9; and

3. A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at one minute after 11:59 p.m., Eastern time, on August 7, 2025, unless the Offer is extended or earlier terminated.

For Shares to be properly tendered pursuant to the Offer, the share certificates (if any) or confirmation of receipt of such Shares under the procedure for book-entry transfer through The Depository Trust Company (“DTC”), together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or, in the case of book-entry transfer, either such Letter of Transmittal or an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary and Paying Agent, all in accordance with the Offer to Purchase and the Letter of Transmittal.

Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Depositary and Paying Agent and the Information Agent as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. The Surviving Corporation (as defined in the Offer to Purchase) will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

Broadridge Corporate Issuer Solutions, LLC

Nothing contained herein or in the enclosed documents shall render you the agent of Purchaser, the Information Agent or the Depositary and Paying Agent or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

Alliance Advisors, LLC

150 Clove Road, Suite 400

Little Falls. NJ 07424

Call Toll Free: 1-855-206-0801

E-mail: tsbx@allianceadvisors.com

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